UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Assisted Living Concepts, Inc.

(Name of Issuer)

Class A Common Stock

 (Title of Class of Securities)

04544X300

(CUSIP Number)

February 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 04544X300	13G

1) NAMES OF REPORTING PERSONS		Bandera Partners LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF	5) SOLE VOTING POWER	825,822
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	0
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	825,822
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	0

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		825,822

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.2%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

Page 2 of 14 Pages

CUSIP No. 04544X300	13G

1) NAMES OF REPORTING PERSONS		Gregory Bylinsky

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	825,822
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	825,822

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		825,822

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.2%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 3 of 14 Pages

CUSIP No. 04544X300	13G

1) NAMES OF REPORTING PERSONS		Jefferson Gramm

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	825,822
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	825,822

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		825,822

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.2%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 4 of 14 Pages

CUSIP No. 04544X300	13G

1) NAMES OF REPORTING PERSONS		Andrew Shpiz

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	825,822
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	825,822

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		825,822

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.2%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 5 of 14 Pages

Item 1(a).	Name of Issuer:	Assisted Living Concepts, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin  53051

Item 2(a).                     Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i)           Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii)          Gregory Bylinsky;

(iii)         Jefferson Gramm; and

(iv)         Andrew Shpiz.

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Schedule with respect to 825,822 shares of Class A Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  Mr. Shpiz joined Bandera Partners as a Managing Partner, Managing Director and Portfolio Manager effective on February 1, 2010.

Page 6 of 14 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz is:

50 Broad Street, Suite 1820
New York, New York 10004

Item 2(c).                    Citizenship:

The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
Andrew Shpiz	United States

Item 2(d).	Title of Class of Securities:	Class A Common Stock

Item 2(e).	CUSIP Number:	04544X300

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 7 of 14 Pages

Item 4.                         Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC

(a) Amount beneficially owned:	825,822

(b) Percent of class:	8.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	825,822

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	825,822

(iv) Shared power to dispose or to direct the disposition of	0

(ii) Gregory Bylinsky

(a) Amount beneficially owned:	825,822

(b) Percent of class:	8.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	825,822

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	825,822

(iii) Jefferson Gramm

(a) Amount beneficially owned:	825,822

(b) Percent of class:	8.2%

(c) Number of shares as to which the person has:

Page 8 of 14 Pages

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	825,822

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	825,822

(iv) Andrew Shpiz

(a) Amount beneficially owned:	825,822

(b) Percent of class:	8.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	825,822

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	825,822

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above are based on 10,096,748 shares of Class A Common Stock issued and outstanding as of November 3, 2009, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager.  Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 9 of 14 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                         Notice of Dissolution of Group.

Not Applicable.

Page 10 of 14 Pages

 Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 8, 2010

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Page 11 of 14 Pages

 Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  February 8, 2010

/s/ Gregory Bylinsky
Gregory Bylinsky

Page 12 of 14 Pages

 Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  February 8, 2010

/s/ Jefferson Gramm
Jefferson Gramm

Page 13 of 14 Pages

 Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  February 8, 2010

/s/ Andrew Shpiz
Andrew Shpiz

Page 14 of 14 Pages

EXHIBIT A
AGREEMENT OF JOINT FILING
ASSISTED LIVING CONCEPTS, INC.
CLASS A COMMON STOCK

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 8th day of February, 2010.

BANDERA PARTNERS LLC

By:	s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

/s/ Andrew Shpiz
Andrew Shpiz